UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 9, 2017

(Date of earliest event reported): June 6, 2016

APPLIQATE INC

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation)

81-0953022

(I.R.S. Employer Identification No.)

12465 South Fort St. Suite 240

Draper, UT 84020

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (801)-203-3978

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.001

 Item 1. Change in Shell Company Status.

1.Starting on June 6, 2016 Appliqate began receiving revenues from monthly recurring sales.

2.Appliqate has a fully-formed business plan that includes sales of Digital Marketing and API integrated products that are currently active.

3.In addition, on Jan. 2, 2017 Appliqate purchased a $50,000.00 asset, consisting of a software application development package designed to provide geo-targeted mobile marketing messages to end-user smartphones to further enhance Appliqate’s SMS-based marketing tools. The purchase price for the asset was $50,000.00 supported by a note.

4.Therefore, Appliqate has ceased to be a shell company as of Jan. 2, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Appliqate Inc

By: /s/ David Anderson

Name: David Anderson

Title: Chief Executive Officer

Date: February, 8 2017